RYAN'S FAMILY STEAK HOUSES, INC.
              REPORTS AUGUST SALES INFORMATION

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Ryan's   Family  Steak  Houses,  Inc.  (NASDAQ:RYAN)   today
announced that same-store sales for the 4-week period  ended
September  1,  1999 ("August") increased by  2.6%.   Details
follow:

                                      August 1999
                                      (Unaudited)

  Total sales                       $52,800,000
  Increase from prior year                  +5%

  Average unit sales:
  Same-store (open at least 18 mos.)      +2.6%
  All-store (all Ryan's units)            +3.4%

Management was pleased with August's sales performance given the prior year's strong sales comparison and noted that the Company's same-store sales have been positive for 18 out of the last 20 months.

At  September  1, 1999, the Company owned and  operated  283
Ryan's.

The Company's next accounting period consists of 4 weeks, ending on September 29, 1999.